October 21, 2011

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, OC 20549

Re:	Coca-Cola FEMSA S.A.B. de C.V. ("KOF" or the "Company")
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed on June 17, 2011
Correspondence submitted September 15, 2011
File No. 001-12260

Dear Ms. Jenkins:

Set forth below is the Company's response to your letter dated October 7, 2011 relating to its Form 20-F for the year ended December 31, 2010 (the "2010 Form 20-F"). To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2010 Form 20-F.

Item 5. Operating and Financial Review Prospects, page 40

Consolidated Results of Operations by Reportable Segment, page 49

1.           We note your response to prior comment one on the exchange rates and devaluation. You state that 2010 exchange rate was 4.30 bolivars per U.S. dollar (which equated to 2.87 bolivars per Mexican peso) and the 2009 exchange rate of 2.15 bolivars per U.S. dollar (which equated to 6.07 bolivars per Mexican peso). Please explain how you computed the equated bolivar per Mexican peso rates. Please further clarify which rates were used to translate the financial statements of your Venezuelan subsidiary to the reporting currency, the Mexican peso.

In response to the Staff´s comment, the Company believes it important to highlight Note 3 to its consolidated financial statements, which contains disclosure regarding the Company´s accounting for its foreign operations, which includes the Venezuelan operation.

Tia Jenkins
October 21, 2011,  page  2

In order to be incorporated into the Company’s consolidated financial statements, Venezuelan subsidiary’s financial statements are adjusted to Mexican FRS and are restated into Mexican Pesos.  For inflationary economic environments, such as Venezuela, the local inflation effects are recognized and subsequently translated into Mexican pesos using the year-end exchange rate.

Variances in the net investment in foreign subsidiaries generated in the translation process are included in the cumulative translation adjustment, which is recorded in shareholders’ equity as a cumulative other comprehensive income item.

We used the year-end exchange rates for each period that were published, for the U.S. Dollar vs Mexican Peso by Banco de Mexico and, for US Dollar vs Bolivar by Banco Central de Venezuela, as follows:

	Dec/2010	Dec/2009
Exchange Rate US Dollar vs Mexican Peso	12.3571	13.0587
Exchange Rate US Dollar vs Bolivar	4.3	2.15
Exchange Rate Mexican Peso vs Bolivar (Exchange rate used to translate financial statements)	2.8737	6.0738

2.           We note your response to prior comment one and your discussion of Venezuelan operations on page 49 stating revenues declined by 37.4% in 2010 principally due to the devaluation of the Venezuelan bolivar. Please provide a more expansive discussion and analysis on results of operations and clarify the amount of the decline attributable to currency devaluation and differentiate the trends attributable to core operating results. Please provide us with proposed disclosure that you plan to include in future filings.

In response to the Staff´s comment, the Company respectfully submits that it believes its management´s discussion and analysis of its Venezuelan operations currently included in its 2010 Form 20-F provides adequate disclosure on its Venezuelan operations. Nonetheless, the Company is presenting below information on a supplemental basis in order to explain the Company's rationale in drawing its conclusion as to the adequacy of current disclosure.  The Company will consider additional disclosures in future filings, and in particular the Company will include a more comprehensive explanation of this effect on the results of operations of our Venezuelan subsidiary should there be a significant movement (devaluation or appreciation) in the exchange rate used to translate the financial statements from our Venezuelan subsidiary to our reporting currency, the Mexican peso.

Tia Jenkins
October 21, 2011,  page  3

Venezuela

Total Revenues. In 2010, total revenues in local currency for our Venezuelan operation grew 32%, as a result of an increase in the average price per unit case of approximately 41% that more than compensated for a 6% volume decline. During 2010, the Venezuelan Government authorities announced a devaluation of its currency, the Venezuelan bolivar. As a result of this devaluation, the exchange rate used to translate the financial statements from our Venezuelan subsidiary to our reporting currency, the Mexican peso, was 2.8737 pesos per bolivar in 2010, while in 2009, the financial statements from our Venezuelan subsidiary were translated using the exchange rate of 6.0738 pesos per bolivar. This devaluation resulted in a negative translation effect that reduced our Venezuelan operating results when translated into our reporting currency, the Mexican peso. As reported, our total revenues in Venezuela declined 37.4% to Ps. 14,033 million in 2010, and our average price per unit case decreased 33.2%, reaching Ps. 66.41 in 2010, as compared to the previous year.

Total sales volume decreased 6.3% to 211.0 million unit cases in 2010, as compared to 225.2 million unit cases in 2009. Sales volume in the sparkling beverages and still beverages categories declined approximately 7% and 3%, respectively, while sales volume in the bottled water category, including bulk water, remained flat.

Operating Income. Gross profit was Ps. 6,472 million in 2010, a decrease of 35.0% compared to 2009, principally due to the translation effect as a result of the devaluation of the Venezuelan bolivar. As reported, cost of goods sold decreased 39.4% in Mexican pesos due to the same translation effect as a result of the devaluation of the Venezuelan bolivar. Nonetheless in local currency, cost of goods sold increased mainly due to higher sweetener costs. Gross margin increased from 44.4% in 2009 to 46.1% in 2010, an expansion of 170 basis points.

Operating income increased 34.7% to Ps. 2,444 million in 2010 compared to the previous year. As reported, operating expenses declined 50.5%, principally due to the translation effect as a result of the devaluation of the Venezuelan bolivar. In local currency, higher labor costs were partially offset by lower marketing and administrative expenses. Operating margin was 17.4% in 2010, as compared to 8.1% in 2009.

*  *  *

As requested by the Staff, the Company makes the following acknowledgments:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Tia Jenkins
October 21, 2011,  page  4

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2106.

Sincerely,

/s/Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez
Chief Financial Officer

cc:

Brian McAllister
Nasreen Mohammed
Brian K. Bhandari
Securities and Exchange Commission

Duane McLaughlin
Cleary Gottlieb Steen & Hamilton LLP